UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 19341
(Amendment No. 3)*

ProQR Therapeutics N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.04 per share

(Title of Class of Securities)

N71542109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N71542109

1	Name of Reporting Persons Stichting Aescap Life Sciences

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,765,659

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,765,659

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,765,659

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 71,154,571 ordinary shares outstanding as of September 30, 2021, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 4, 2021.

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1	Name of Reporting Persons Privium Fund Management B.V.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,765,659

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,765,659

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,765,659

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 71,154,571 ordinary shares outstanding as of September 30, 2021, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 4, 2021

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CUSIP No. N71542109

1	Name of Reporting Persons Inspirational Visions BV

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,411

	6	Shared Voting Power 0

	7	Sole Dispositive Power 35,411

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,411

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person (See Instructions) FI

(1) Based upon 71,154,571 ordinary shares outstanding as of September 30, 2021, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 4, 2021

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1	Name of Reporting Persons Patrick Johan Hendrik Krol

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,827,372

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,827,372

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,827,372

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.8%

12	Type of Reporting Person (See Instructions) IN

(1) Based upon 71,154,571 ordinary shares outstanding as of September 30, 2021, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 4, 2021.

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Item 1.	(a).	Name of Issuer ProQR Therapeutics N.V. (the “Issuer”)
	(b).	Address of Issuer’s Principal Executive Offices: Zernikedreef 9, 2333 CK Leiden, The Netherlands

Item 2(a).		Name of Person Filing

Item 2(b).		Address of Principal Business Office
Item 2(c).

Citizenship

(i) Stichting Aescap Life Sciences (“Aescap Life Sciences”)

Gustav Mahlerplein 3

1082 MS Amsterdam

The Netherlands

Citizenship: The Netherlands

(ii) Privium Fund Management B.V. (“Privium”), as the fund manager of Aescap Life Sciences

Gustav Mahlerplein 3

1082 MS Amsterdam

The Netherlands

Citizenship: The Netherlands

(iii) Inspirational Visions BV (“Inspirational Visions”)

Barbara Strozzilaan 101
1083 HN Amsterdam
The Netherlands
Citizenship: The Netherlands

(iv) Patrick Johan Hendrik Krol (“Krol”), the portfolio manager for Privium and the managing director of Inspirational Visions

Gustav Mahlerplein 3

1082 MS Amsterdam

The Netherlands

Citizenship: The Netherlands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Ordinary Shares, nominal value €0.04 per share (the “Shares”)
Item 2(e).		CUSIP Number: N71542109

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Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

As its Fund Manager, the Shares held by Aescap Life Sciences may be deemed to be beneficially owned by Privium. As the portfolio manager of Privium, Krol may be deemed to beneficially own the Shares held by Aescap Life Sciences. In addition, as the managing director of Inspirational Visions, Krol may be deemed to beneficially own the Shares held by Inspirational Visions.

As of the date of this report, Aescap Life Sciences directly held 4,765,659. As of the date of this report, Inspirational Visions directly held 35,411 Shares. As of the date of this report, Krol directly held 26,302 Shares.

(b)

Percent of class:

Aescap Life Sciences  may be deemed the beneficial owner of  approximately 6.7% of the Shares outstanding.

Privium  may be deemed the beneficial owner of  approximately 6.7% of the Shares outstanding.

Inspirational Visions may be deemed the beneficial owner of  approximately 0.1% of the Shares outstanding.

Krol may be deemed the beneficial owner of approximately 6.8% of the Shares outstanding.

	(c)	Number of shares as to which the Reporting person has:
Aescap Life Sciences:
		(i)	Sole power to vote or to direct the vote: 4,765,659
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,765,659
		(iv)	Shared power to dispose or to direct the disposition of: 0
Privium:
		(i)	Sole power to vote or to direct the vote: 4,765,659
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,765,659
		(iv)	Shared power to dispose or to direct the disposition of: 0
Inspirational Visions:
		(i)	Sole power to vote or to direct the vote: 35,411
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 35,411
		(iv)	Shared power to dispose or to direct the disposition of: 0
Krol:
		(i)	Sole power to vote or to direct the vote: 4,827,372
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,827,372
		(iv)	Shared power to dispose or to direct the disposition of: 0

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

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Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STICHTING AESCAP LIFE SCIENCES

BY: PRIVIUM FUND MANAGEMENT B.V., ITS FUND MANAGER

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol
Title:	Portfolio Manager

PRIVIUM FUND MANAGEMENT B.V.

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol
Title:	Portfolio Manager

INSPIRATIONAL VISIONS B.V.

By:	/s/ Patrick Johan Hendrik Krol
Name:	P.J.H. Krol
Title:	Managing Director

PATRICK JOHAN HENDRIK KROL

/s/ Patrick Johan Hendrik Krol

Dated: February 4, 2022

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